UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES AND EXCHANGE ACT OF 1934

Includes the free translation of a material event sent by Sociedad Química y Minera de Chile S.A. to the Chilean Superintendency of Securities and Insurance (Superintendencia de Valores y Seguros de Chile) on November 17, 2009.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
(Exact name of registrant as specified in its charter)

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Translation of registrant's name into English)

El Trovador 4285, Santiago, Chile (562) 425-2000
(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                                                                 Form 40-F  ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                                                                   No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82________

Santiago, November 17, 2009

Mr.
Guillermo Larraín R.
Superintendent
Securities and Insurance Superintendency
Avda. Libertador Bernardo O’Higgins 1449
Santiago

MATERIAL EVENT

Dear Mr. Superintendent:

We hereby inform you that on November 17, 2009, the Board of Directors of Sociedad Química y Minera de Chile S.A. (SQM) unanimously agreed to pay and distribute an interim dividend, as outlined in the “2009 Dividend Policy” approved at the Annual Shareholders’ Meeting held on April 29, 2009. The interim dividend, equal to US$0.37994 per share (approximately US$100 million or 40% of net income for the first nine months of 2009) will be paid and distributed December 16, 2009. The interim dividend, which will be charged to 2009 net income, will be paid in favor of those shareholders registered in the Company’s Book of Shareholders the fifth working day prior to the day of such payment.  The pertinent amount will be paid in its equivalent in Chilean pesos, based on the “Observed Dollar” rate that published by the Official Gazette on December 10, 2009

            We hereby inform you of the above as a material event in compliance with Articles 9 and 10 of Law No. 18.045, SQM’s Dividend Policy for the 2009 Business Year, and Circular Letters Nos. 660 and 687 and General Standard No. 30 issued by the Superintendency of Securities and Insurance on October 22, 1986, February 13, 1987, and November 10, 1989, respectively.

We remain at your disposal to clarify any additional aspects that you may deem relevant in relation to the above.

Sincerely,

Sociedad Química y Minera de Chile S.A.

Conf:   /s/ Patricio Contesse G.
Patricio Contesse G.
Chief Executive Officer

Cc:	Santiago Stock Exchange
Brokers Stock Exchange
Electronic Stock Exchange
New York Stock Exchange
Securities and Exchange Commission
The Bank of New York

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Conf: /s/ Ricardo Ramos
Ricardo Ramos
Chief Financial Officer & Business Development SVP

Date: November 18, 2009